------                                              ----------------------------
FORM 4                                                      OMB APPROVAL
------                                              ----------------------------
                                                     OMB Number:       3235-0287
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response..... 0.5
                                                    ----------------------------

                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/X/ Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

 (Print or Type Response)

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Mitsukoshi Ltd.                               Tiffany & Co. (NYSE: TIF)                     to Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------         Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   c/o Mitsukoshi (U.S.A.) Inc.                   Number of Reporting        Month/Year             Officer (give    Other (Specify
   12 East 49th Street                            Person (Voluntary)        February/1999       ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
 New York       New York            10017                                   Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                      N/A             X  Form filed by One Reporting Person
                                                                            ------------      --
                                                                                                  Form filed by More than One
                                                                                              --  Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
 $0.01 per share                2/3/99     S             4,270,000   D       $56                0               N/A
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7-96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                   /s/ Kazunari Nagamatsu           2/11/99
                                                                                             ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                             Kazunari Nagamatsu, Attorney in fact
                                                                                             (Mr. Nagamatsu is authorized to sign
                                                                                             this Form 4 pursuant to a power of
                                                                                             attorney, dated January 7, 1999, a
                                                                                             copy of which is attached hereto)

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)
  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                POWER OF ATTORNEY



                  KNOW ALL MEN BY THESE PRESENTS, that MITSUKOSHI, LTD. (the "Company"), a Japanese corporation whose principal office is located at 4-1 Muromachi Nihombashi 1-chome, Chuo-ku, Tokyo, Japan, hereby constitutes, designates and appoints HIKARU YASUHO, General Manager-Finance Department of the Company, and KAZUNARI NAGAMATSU and YUTAKA TETSUYAMA, the President and Senior Vice President, respectively, of Mitsukoshi (U.S.A.), Inc., severally, the true and lawful agents and attorneys-in-fact of the Company (each, an "Attorney-in-Fact" and, collectively, the "Attorneys-in-Fact"), each with full power and authority to act hereunder, individually or collectively, in the name of and for and on behalf of the Company, as fully as could the Company if present and acting in person, with respect certain matters in connection with the registration and sale of the shares (the "Shares") of common stock, par value $.01 per share, of Tiffany & Co. ("Tiffany") owned by the Company pursuant to a registered public offering (the "Offering"), as follows:

                           1. To complete, execute and file any and all
                  documents, forms, schedules, reports, informational disclosures or otherwise with the Securities and Exchange Commission as may be required or deemed to be desirable by the Attorneys-in-Fact or any of them under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Offering, including, without limitation, an Amendment to the Schedule 13D previously filed by the Company and an appropriate notice or notices of disposition under Section 16(a) of the Exchange Act reflecting the transactions contemplated hereby; and

                           2. To take or cause to be taken any and all further
                  actions, and execute and deliver, or cause to be executed and delivered, any and all such instruments, documents and stock powers, in such form as the Attorneys-in-Fact or any of them may, in their sole discretion, approve (such approval to be evidenced by their signature thereof) as may be necessary or deemed to be desirable by the Attorneys-in-Fact or any of them to effectuate, implement and otherwise carry out the transactions contemplated by this Power of Attorney or as may be necessary or deemed to be desirable in connection with the registration of the Shares pursuant to the Securities Act of 1933, as amended, or the sale of the Shares pursuant to the Offering.

                  The Company hereby gives and grants unto said Attorneys-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite and necessary to be done in and about the premises, as fully, to all intents and purposes as the Company might or could do if personally present with full power of substitution and revocation, and hereby ratifies and confirms all that its said Attorneys-in-Fact or any of them shall lawfully do in the exercise of the power hereinabove granted.

                  IN WITNESS WHEREOF, Mitsukoshi, Ltd. has caused this Power of Attorney to be executed in its name and on its behalf by Keizo Fujimoto, its Managing Director, he being thereunto duly authorized, on this 7th day of January, 1999.


                                                              MITSUKOSHI LTD.


                                                              /s/ Keizo Fujimoto
                                                              Keizo Fujimoto
                                                              Managing Director